Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the
Preliminary Prospectus dated March 3, 2006
Registration No. 333-131915

March 9, 2006



NEWS RELEASE

Shoe Pavilion Announces Expectations for First Quarter 2006

SHERMAN OAKS, Calif.--(BUSINESS WIRE)—March 9, 2006--Shoe Pavilion, Inc. (Nasdaq:NM SHOE) - today announced that the Company currently expects to generate net sales in the first quarter period ending April 1, 2006 of $26 to $28 million and earnings per share of $0.02 to $0.06.

Shoe Pavilion is a leading off-price branded footwear retailer in the Western United States. The Company offers a broad selection of quality designer label and name brand footwear, typically at 20% to 60% below regular department store prices, in a convenient self-service store format. As of March 9, 2006, the Company has 93 stores in California, Washington, Oregon, Nevada, Arizona and Texas.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The expected first quarter period net sales and net income are forward-looking statements that are subject to risks and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. These factors include, without limitation, fluctuation in comparable store sales and quarterly financial performance, competitive pressures in the footwear industry, changes in the level of consumer spending on or preferences in footwear merchandise, economic and other factors affecting retail market conditions, the Company's ability to purchase attractive name brand merchandise at reasonable discounts, the availability of desirable store locations as well as management's ability to negotiate acceptable lease terms and maintain supplier and business relationships and open new stores in a timely and cost effective manner. Other risk factors are detailed in the Company's filings with the Securities and Exchange Commission. The Company intends that these forward-looking statements to speak only at the time of this release and does not undertake to revise or confirm them as more information becomes available.

Shoe Pavilion has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Shoe Pavilion has filed with the SEC for more complete information about Shoe Pavilion and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Shoe Pavilion or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800.381.6885.

Contact:
Shoe Pavilion, Inc.
Neil T. Watanabe, 818-907-9975

Source: Shoe Pavilion, Inc.